SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 17th 2005

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  |X|     Form 40-F
                                    -               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No |X|
                                   ---         -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                         Dividend Declaration

   MUNICH, Germany--(BUSINESS WIRE)--March 17, 2005--

The Allianz AG board of management and supervisory board will recommend to the general shareholders' meeting that a dividend of EUR
1.75 per share for 2004 be paid (2003: EUR 1.50).

Details of the year end results, including a breaj down of all segments will be disclosed in the corporate news simultaneously.

These assessments are, as always, subject to the disclaimer provided below.

Allianz AG
Koniginstr. 28
80802  Munchen
Deutschland

ISIN: DE0008404005 (DAX)
WKN: 840400

Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss
Exchange; London; Paris; NYSE

Issuer's information/explanatory remarks concerning this ad hoc announcement:

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

   Short Name: Allianz AG
   Category Code: DIV
   Sequence Number: 32186
   Time of Receipt (offset from UTC): 20050317T060438+0000


    CONTACT: Allianz AG

                            Final Results


   MUNICH, Germany--(BUSINESS WIRE)--March 17, 2005--

Allianz AG: Earnings 2004

Allianz Group - Key figures                          2004         2003


Total revenues (EUR bn)                              96.9         93.8
Total insurance premiums (EUR bn)                    88.2         85.0

Operating profit (EUR m) 1)                         6,856        4,066
   - Property/Casualty (EUR m)                      3,979        2,437
   - Life/Health (EUR m)                            1,418        1,265
   - Banking (EUR m)                                  603         -369
       of which Dresdner Bank (EUR m)                 599         -482
   - Asset Management (EUR m)                         856          733

Profit before goodwill amortization, taxes
and minorities (EUR m)                              6,347        4,274
Goodwill amortization (EUR m)                      -1,164       -1,413
Taxes (EUR m)                                      -1,727         -146
Minorities (EUR m)                                 -1,257         -825

Net income (EUR m)                                  2,199        1,890
   - Property/Casualty (EUR m)                      3,325        4,681
   - Life/Health (EUR m)                              808           38
   - Banking (EUR m)                                  104       -1,279
       of which Dresdner Bank (EUR m)                 142       -1,305
   - Asset Management (EUR m)                        -152         -270

Earnings per share (EUR)                             6.01         5.59

Ratios:
- Combined ratio (Property/Casualty)                92.9%        97.0%
- Operating Cost-Income ratio(Life/Health)2)        95.5%        95.8%
- Operating Cost-Income ratio (Dresdner Bank)       85.0%        91.5%
- Cost-income ratio (Asset Management)              62.9%        67.2%


                                               31.12.2004   31.12.2003

Shareholders' equity (EUR bn)                       30.8         28.6

Assets under Management (EUR bn)                   1,078          996
   thereof third-party AuM(EUR bn)                   585          565


1) We define the operating profit as earnings from ordinary activities before taxation, excluding, as applicable for each respective segment, either all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expense), acquisition-related expenses and amortization of goodwill. For a detailed description on how we measure operating profit and a reconcilation to profit before taxes and minorities, see analysts' presentation 'Group financial results 2004', section 'Additional information'. The document is available to download from www.allianz.com/investor- relations.

2) Operating Cost-Income Ratio = (benefits + expenses) / (net premium earned + current investment income). For a more detailed definition see analysts' presentation, Appendix/Glossary.

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

WKN: 840400; ISIN: DE0008404005; Index: DAX-30, EURO STOXX 50 Listed:
Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime
Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss
Exchange; London; Paris; NYSE

   Short Name: Allianz AG
   Category Code: FR
   Sequence Number: 32187
   Time of Receipt (offset from UTC): 20050317T061149+0000



    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALLIANZ AKTIENGESELLSCHAFT


                                        By:/s/ Dr. Reinhard Preusche
                                           ------------------------------------
                                               Dr. Reinhard Preusche
                                               Group Compliance


                                        By:/s/ Dr. Giovanni Salerno
                                           ------------------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance


Date:    March 17th  2005